Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

August 10, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 6010

Washington, D.C. 20549

Re:

China Kangtai Cactus Bio-Tech, Inc..

Form 10-KSB for the fiscal year ended December 31, 2006

Form 10-QSB for the quarterly period ended March 31, 2007

File No.: 000- 33097

Dear Mr. Rosenberg:

The purpose of this letter is to respond, on behalf of China Kangtai Cactus Bio-Tech, Inc., (the “Company”), to the comments in your letter dated June 5, 2007.

Form 10-KSB filed April 2, 2007

Management’s Discussion and Analysis or Plan of Operation, page 7

Results of Operations, page 8

Year Ended December 31, 2006 and Year Ended December 31, 2005, Page 8

1.

Please disclose the events, circumstances, and assumptions that resulted n the $661,229 and $724,504 allowance for excess and obsolete inventories at December 31, 2006 and 2005.

Most of the inventories are the cactus crops growing on the farmland. Therefore the allowance is mostly based on the difference between the cost of cactus in the book and the conversion value of the cactus, which is the estimated market price of cactus minus all the estimated costs and taxes of the cactus to be sold, at the year end, if the conversion value is below the book cost.

For 2006, the book cost of cactus inventories was $0.19/kg. The conversion value at the time was at $0.17/kg. A total of 33,061,450 kg of cactus inventories was affected, so the allowance was $661,229.

For 2005, the book cost was $0.19/kg and the conversion value was $0.165/kg, A total of  24,818,820 kg of cactus inventories was affected. Therefore the allowance was $620,470. The difference between this allowance and $724,504 is the result of decreases in the values of other raw materials and packaging materials.

The 10-KSB report for the fiscal year ended December 31, 2006 will be amended to include this information.

Financial Statements, page 11

Report of Independent Registered Public Accounting Firm, page 13.

2.

Financial statements for the fiscal year ended December 31, 2005 are marked audited however a report from the independent registered accounting firm that audited the 2005 financial statements was not reissued and included in the Form 10-KSB.  Please amend your filing to include an audit report covering the 2005 financial statements.

The Company’s report on Form 10-KSB for the period ended December 31, 2006, will be amended to include an audit report covering the 2005 financial statements.

Notes to the Condensed Consolidated Financial Statements, page 20

Note 1.  Organization and Business Operations, page 20

3.

Please disclose your basis for treating the reverse acquisition transaction as a capital transaction and recording InvestNet’s net assets at historical cost.   Please expand your disclosures to state, if true, that after InvestNet sold its subsidiaries it was a non-operating shell corporation and not a business as defined in EITF 98-3.

After InvestNet sold its subsidiaries, it was a non-operating shell corporation. That was the basis for treating the reverse acquisition transaction as a capital transaction and recording InvestNet’s net assets at historical cost. We will revise Note 1 accordingly.

Note 2.  Summary of Significant Accounting Policies, page 20

Revenue Recognition, page 22

4.

Your disclosure here and on page 10 appear to be inconsistent with your disclosure in an Item 4.02 Form 8-K filed on May 10, 2007, where you state that your corrected accounting policy “has now been revised so that revenue is recognized only when goods are sold by retail outlets to the end customer.”  Please revise your revenue recognition policy to be consistent with the revised policy as stated in your 8-K.  Please confirm to us that the financial statements for 2005 and 2006 included in this filing reflect this correct accounting policy.

The disclosure about revenue recognition in the 2006 Form 10 KSB is consistent with the Form 8-K filed on May 10, 2007. The 2006 year end auditing discovered some incorrect revenue recognition practices and corrected them so that the 2006 Form 10-KSB reflects correct financial statements under the disclosure.

The Form 8-K was filed to report the correction and inform the investors that the 3 Form 10-QSBs filed during 2006 will be amended.

The financial statements for 2005 and 2006 reflect the correct accounting policy. We will file an amended report on Form 10-KSB and will expand our revenue recognition disclosures on page 10 and in Note 2 to clarify.

Note 3.  Business Combination, page 23

5.

Please provide the disclosures required by paragraphs 51(b) of SFAS 141.  Also, it is not clear why no pro forma disclosures were provided as required by paragraphs 54 and 55 of SFAS 141.  Please provide these disclosures or tell us why they are not required.   If Taishan Kangda has not commenced operations, tell us how it meets the definition of a business under EITF 98-3.

We do not believe that Taishan Kangda meets the definition of a business under EITF 98-3. Accordingly, we plan on revising the allocation of the $1,475,000 purchase price to exclude goodwill and revising Note 3 accordingly.

6.

You disclose that you acquired a 100% equity interest in Taishan Kangda, which was previously owned by two stockholders.  Please tell us the two stockholders that previously owned Taishan Kangda and their relationship to the Company.

The two shareholders that previously owned Taishan Kangda  were Mr. Jinjiang Wang, the CEO of China Kangtai Cactus Bio-tech Inc, and Mr. Chengzhi Wang, the General Manager of the Company.   Disclosure regarding the two shareholders who owned Taishan Kangda was previously included in an amended report on Form 8-K/A dated June 26, 2007 and filed on August 7, 2006.

Item 8A.  Controls and Procedures, page 28

7.

You disclose that your CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance.  Please disclose whether your disclosure controls and procedures were also designed to provide reasonable assurance.

The disclosure controls and procedures were designed to provide reasonable assurance.   This disclosure will be included in the Company’s amended filing.

Certifications

Exhibits 99.CERTS

8.

Please revise your certifications provided in your fiscal year 2006 Form 10-KSB to be worded exactly as required by Item 601(b)(31) of Regulation S-B.  You refer to “this quarterly report” in the 10-KSB certification.   Please remove the report descriptions “annual” and “quarterly,” as appropriate, from all certifications except for the first paragraph.

The certifications will be revised and filed with an amended report on Form 10-KSB.

Exhibits 99.906CERTS

9.

Please revise your certifications to refer to the correct report.  The certifications refer to the “Quarterly Report on Form 10-KSB.”

The certifications will be revised and filed with an amended report on Form 10-KSB.

Form 10-QSB for the period ended March 31, 2007.

General

10.

Please revise your Form 10-QSB for the preceding comments, as applicable.

This comment is noted.  The Form 10-QSB for the period ended March 31, 2007, will be amended as necessary in the response to your comments.

Financial Statements

11.

You have labeled columns for the interim periods in 2006 as restated.  Please provide the disclosures required by paragraph 25 of SFAS 154.  Also, please refer to your disclosure in the Item 4.02 Form 8-K filed on May 10, 2007 that

“the Registrant intends to restate its financial statements for the specified periods and will file amended reports on Form 10QSB/A containing the restated financials.  Please tell us when you plan to file the amended reports on Form 10-QSB.

The Company will amend the 3/31/07 Form 10-QSB to include the disclosures required by paragraph 26 of SFAS 154. We plan to file the amended 3/31/06, 6/30/06, 9/30/06 and 3/31/07 Forms 10-QSB no later than September 30, 2007.

The Company acknowledges, in conjunction with responding to your comments, that:

The Company is responsible for the adequacy and accuracy of the disclosures in the filings:

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner